July 26, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: Quest Solution, Inc. (the “Company”) Registration Statement on Form S-1 File No. 333-232701

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. on Tuesday July 30, 2019, or as soon thereafter as is practicable.

Very truly yours,
QUEST SOLUTION, INC.

By:	/s/ Shai Lustgarten
Shai Lustgarten
Chief Executive Officer